Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         And deemed filed pursuant to Rule 14a-6
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                   Commission File No. 333-69090

[Slide 1] - Innovative Strategies to Create Value - 73rd NMOGA Annual Meeting - October 8, 2001 - Clarence Cazalot - President, Marathon Oil Company

[Slide 2] - Super-Majors Dominate - 2000 Reserves Millions BOE
Bar Chart x-axis - XOM, RDS, BP, CHTX, TOT, P, OXY, UCL, MRO, AHC y-axis - 0 to 25000 (5000 increments)

[Slide 3] - Size is Rewarded
Forward P/E Ratio as of First Quarter 1996
Bar chart x-axis - Total, Texaco, Chevron, Elf, Shell, Exxon, Mobil, Marathon, Phillips, Amoco, Oxy, Arco, BP, AmHess
          y-axis - P/E Ratio ranging from 0 to 22.5 (2.5 increments)
Forward P/E Ratio to Date
Bar chart x-axis - Exxon, Total, Shell, BP, Chevron, Conoco, Phillips, AmHess, Oxy, Marathon
          y-axis - P/E Ratio ranging from 0 to 22.5 (2.5 increments)

[Slide 4] - But Size Isn't the Only Answer! - Appreciation in Market Capitalization
Scatter graph  x-axis - Market Cap ($Billion)
               y-axis - Market Cap Appreciation (5-years), %yr
"Super-Major" Class has higher market cap with lower market cap appreciation - Differentiated Business Model has lower market cap with higher market cap appreciation.

[Slide 5] - Different Business Models
-    Energy Value Chain

[Slide 6] - Different Business Models
-    Energy Value Chain
-    Demonstrated acquisition success

[Slide 7] - Different Business Models
-    Energy Value Chain
-    Demonstrated acquisition success
-    Unique exploration technology

[Slide 8] - Different Business Models
-    Energy Value Chain
-    Demonstrated acquisition success
-    Unique exploration technology
-    Dominant regional player

[Slide 9] - Different Business Models
-    Energy Value Chain
-    Demonstrated acquisition success
-    Unique exploration technology
-    Dominant regional player
-    Focus on less competitive areas

[Slide 10] - The key is to develop a uniquely advantaged opportunity to create value!

[Slide 11] - Path Forward
-    Use smaller relative size to advantage

[Slide 12] - Impact on Reserve Base of a 400 MM BOE discovery under a typical PSA at 50% Working Interest
Bar chart x-axis - Marathon, Major, Super Major y-axis - % Impact ranging from 0 to 8% (2% increments)

[Slide 13] - Path Forward
-    Use smaller relative size to advantage
- Technical/financial strength of a major with the speed/agility of an independent

[Slide 14] - Path Forward
-    Use smaller relative size to advantage
- Technical/financial strength of a major with the speed/agility of an independent
-    Leverage relationships/partnerships

[Slide 15] - NOCs Control Most Oil & Gas Reserves & Output
Reserves - 10% International Oil & Gas Companies; 90% National Oil Companies Production - 30% International Oil & Gas Companies; 70% National Oil Companies

[Slide 16] - Path Forward
-    Use smaller relative size to advantage
- Technical/financial strength of a major with the speed/agility of an independent
-    Leverage relationships/partnerships
-    Focus on few select regional areas

[Slide 17] - Can smaller companies compete?